

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2024

Paul Rouse
Chief Financial Officer
Thryv Holdings, Inc.
P.O. Box 619810
Dallas, TX 75261

> **Re: Thryv Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-35895**

Dear Paul Rouse:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Trade & Services